Filed by CIENA Corporation
pursuant to Rule 425
Commission File No. 0-21969
Subject Company: Internet Photonics, Inc.

The following is an email to all employees of Internet Photonics, Inc.
from Gary B. Smith, President and CEO of CIENA Corporation

To All Employees of Internet Photonics:

I am very excited to be writing you today to welcome you to the CIENA team.

You are joining CIENA at an exciting time in our history, and you will play an important role as CIENA transforms into a major, global provider of network solutions for the delivery of any broadband service anywhere.

We believe that CIENA’s market presence, financial stability and established relationships will add to the credibility and traction of solutions from both IPI and Catena so that together we may maximize opportunities for growth and long-term success. We think this unified company is a powerful, complementary combination in terms of network solutions, customer bases, sales forces and incredible potential.

I know you will have a lot of questions, and I will do my best to answer them. I invite you to attend a teleconference call with me today at
1 p.m. During the call, Jim Hjartarson, president and CEO of Catena, Greg Koss, and I will talk about why we think this is such a strong combination. Then we’ll open the call to your questions. In addition, members of CIENA’s team will soon be visiting your offices to talk with you in person and answer additional questions.

In the meantime, on behalf of all CIENA employees worldwide, I am thrilled to welcome you to the CIENA team. I hope you are as excited as I am about this combination and the enhanced opportunities for our respective companies.

Gary

Gary B. Smith
President and CEO
CIENA Corporation

     This email includes certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this document include statements about future financial and operating results and the proposed CIENA/Internet Photonics transaction. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from these expectations. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental and other approvals for CIENA’s acquisition of Internet Photonics, the risk that the CIENA and Internet Photonics businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA’s and Internet Photonics’ business generally. More detailed information about these and other factors is set forth in CIENA’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2004. CIENA is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

     INVESTORS ARE URGED TO READ THE INFORMATION STATEMENT — PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE INFORMATION STATEMENT — PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA MAY BE OBTAINED, WHEN THEY BECOME AVAILABLE, FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE INFORMATION STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR INTERNET PHOTONICS. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO INTERNET PHOTONICS MAY BE DIRECTED TO: INTERNET PHOTONICS, INC., 1030 BROAD STREET, SHREWSBURY, NJ 07702, ATTENTION: STEVE WASZAK, CHIEF FINANCIAL OFFICER.